Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10891

SUPPLEMENT NO. 10 DATED NOVEMBER 7, 2023

TO OFFERING CIRCULAR DATED OCTOBER 11, 2020

Nowigence Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated September 14, 2021 of Nowigence Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the Offering Circular.

Recent Developments

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

The purpose of this supplement is to disclose:

 Item 1.01 Entry into a Material Definitive Agreement.

On November 3, 2023, Nowigence Inc. (the “Company”) entered definitive strategic Merger/Acquisition, binding equity exchange agreement in which STEBR has become a wholly owned subsidiary of NOWG in accordance with the terms of this share exchange agreement on November 3, 2023.

Adding the following paragraph to the cover page:

Nowigence Inc. (OTCQB: NOWG) and Stebr Inc. Combine Their Strengths to Drive AI Advancements.

The benefits of this strategic merger-acquisition by Nowigence are:

Global Fortune 500 Clientele:

The combined portfolio of customers consists of some of the world’s largest companies in digital IT infrastructure management, cube storage unit facilities, retail, and software engineering and services.

Financial Stability:

Stebr’s annual revenues and free cash flow enables the two companies to achieve close to cash breakeven.

Better Customer Value Proposition:

An improved value proposition for customers to custom develop AI solutions and/or use off-the-shelf AI SaaS Platform to tackle complex customer issues.

Talent Synergies:

Both the teams work at the cutting edge of technology and complement each other’s technical skillsets,

Attractiveness for Investors:

Nowigence (OTCQB: NOWG) is amongst the first few publicly listed company in AI offering you an opportunity to invest directly in the space